Exhibit 4.2

AUM BIOSCIENCES LIMITED

Number

Incorporated under the laws of the Cayman Islands

Share capital is US$50,000 divided into

500,000,000 Ordinary Shares of a par value of US$0.0001 each

THIS IS TO CERTIFY THAT is the registered holder of [insert number] Ordinary Share(s) in the above-named Company subject to the Amended and Restated Memorandum and Articles of Association thereof.

EXECUTED on behalf of the said Company on the day of 20__ by:

DIRECTOR